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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 11)(1)



                           National Auto Credit, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  6329000 10 6
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                                 (CUSIP Number)


                                   ----------

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the clause of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)













--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject it all other provisions of the Act (however, see the Notes).


                      (Continued on the following pages(s))






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CUSIP No.  632900-10-6                                       PAGE 2 of 4 PAGES

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sam J. Frankino

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a.  [ ]
                                                                     b.  [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

          NUMBER OF        5.  SOLE VOTING POWER

            SHARES                14,132,560

         BENEFICIALLY
                           6.  SHARED VOTING POWER*Mr Frankino along with other
                                        trustees, has both voting and investment power with respect 686,452 shares held by the Samuel J. and Connie M. Frankino Charitable Foundation, and to 1,000,000 shares held by the Corrine L. Dodero Trust for the Arts & Sciences, both of which are qualified charitable organizations. Mr. Frankino disclaims any beneficial interest in these shares

         OWNED BY

           EACH

         REPORTING         7.  SOLE DISPOSITIVE POWER

          PERSON                  15,819,012

          WITH
                           8.  SHARED DISPOSITIVE POWER

                                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,819,012

10.      CHECK BOX IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

11.      PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (9)

         55.4%

12.      TYPE OF REPORTING PERSON*

         IN



*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               PAGE 3 OF 4 PAGES


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


ITEM 1 (A). NAME OF ISSUER:

                     National Auto Credit, Inc.

ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     30000 Aurora Road
                     Solon, OH 44139

ITEM 2 (A). NAME OF PERSON FILING:

                     Sam J. Frankino

ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                     National Auto Credit, Inc.
                     30000 Aurora Road
                     Solon, OH 44139

ITEM 2 (C). CITIZENSHIP:

                     U.S.A.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES:

                     Common Stock, $.05 par value

ITEM 2 (E). CUSIP NUMBER:

                     632900 10 6

ITEM 3.     THIS ITEM IS NOT APPLICABLE.

ITEM 4.     OWNERSHIP:

            (a) Amount Beneficially Owned:                     15,819,012 shares
                National Auto Credit, Inc. common stock,
                $.05 par value

            (b) Percent of Class                                     55.4%

            (c) Number of shares as to which such person has:
                  (i) Sole power to vote or to direct the
                      vote:                                    14,132,560
                 (ii) Shared power to vote or direct the vote:  1,686,452
                (iii) Sole power to dispose or to direct the
                      disposition of                           15,819,012 shares
                 (iv) Shared power to dispose or to direct
                      the disposition of                             -0-

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                                                               PAGE 4 of 4 PAGES


ITEM 5.     THIS ITEM IS NOT APPLICABLE.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            There is no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 7.     THIS ITEM IS NOT APPLICABLE.

ITEM 8.     THIS ITEM IS NOT APPLICABLE.

ITEM 9.     THIS ITEM IS NOT APPLICABLE.

ITEM 10.    THIS ITEM IS NOT APPLICABLE.



                                  SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 16, 1998
-------------------------------

/s/    Sam J. Frankino
-------------------------------
          Signature


Sam J. Frankino, Chairman of the Board
--------------------------------------
         Name/Title